August 13, 2019

Re:Xenon Pharmaceuticals Inc. (the “Company”)

Registration Statement on Form S-3

Registration Statement No. 333-233056

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance – AD1

100 F Street, N.E.

Washington, DC 20549

Attention: Sonia Bednarowski

Dear Ms. Bednarowski:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 p.m. ET on August 15, 2019 or as soon thereafter as is practicable.

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Sincerely,

XENON PHARMACEUTICALS INC.

By:	/s/ Ian Mortimer
Ian Mortimer
President and Chief Financial Officer